Exhibit 99.12

PRESS RELEASE

Norway: Northern Lights facilities completed
and ready to store CO2

Paris, September 26, 2024 – TotalEnergies and its partners, Equinor and Shell, announce the completion of the CO2 receiving and storage facilities of Northern Lights Joint-Venture in Norway. The facilities consist in a terminal that will receive CO2 cargos, a 100 km subsea pipeline for CO2 transportation to the offshore storage location, and subsea injection facilities for safe and permanent CO2 storage in a reservoir 2,600 meters below the seabed.

Northern Lights is now ready to receive and permanently store CO2 from European industries, with first CO2 injection expected in 2025. Developing CO2 transportation and storage services is one of the necessary levers to reduce emissions and a realistic decarbonization solution for European industry.

Northern Lights is the world’s first commercial CO2 transportation and storage project. The first phase of the project was supported by the Norwegian government and has a capacity of 1.5 Mt CO2/year, which has been fully booked by customers in Norway and Continental Europe. Studies are under way for a capacity expansion to more than 5 Mt CO2/y in a second phase.

“Today’s ceremony marks a significant milestone - one that fills us with great pride and hope for the future. This is a proud moment not just for Northern Lights as a company, but for Norway and for the advancement of Carbon Capture and Storage (CCS) worldwide”, says Terje Aasland, Norwegian Minister of Energy.

“Today we achieved an important milestone on our journey to demonstrate CCS as a viable option to help achieve climate goals. The whole world is looking to Norway to learn about CCS. Since construction started, we have welcomed more than 10,000 visitors from more than 50 countries. Today we celebrated the completion of the facilities together with the people of our host municipality Øygarden, the Norwegian Ministry of Energy and key stakeholders, including policy makers and industry partners in the CCS chain. All are instrumental for the success of Northern Lights and the CCS business in Europe”, said Tim Heijn, Managing Director of Northern Lights JV.

“We are proud to celebrate today the commissioning of the Northern Lights facilities. It has been a long journey since our partnership with the Norwegian State, Equinor and Shell was established in 2017. This major milestone signals the readiness of the infrastructure to store CO2 and we look forward to receiving the first volumes from hard-to-abate emitters in 2025. This will bring a strong contribution to the decarbonization of European industry”, said Arnaud Le Foll, Senior Vice-President New Business - Carbon Neutrality at TotalEnergies.

“This is an exciting day for both Equinor, Northern Lights Joint Venture and our partners Shell and TotalEnergies. We are proud that Northern Lights, as part of the Longship value chain, has now been completed and is ready to receive CO2. It is an important milestone in the work of establishing a Carbon Capture and Storage value-chain in Europe”, says Grete Tveit, Senior Vice President Low Carbon Solutions at Equinor.

“Carbon capture and storage has a vital role to play in helping society achieve the goals of the Paris Agreement. Alongside efforts to avoid and reduce emissions, CCS will be an essential tool in supporting our customers on their decarbonisation journeys, particularly in those industries that are harder to decarbonise. I am delighted that the Northern Lights facilities are now ready to receive CO2 from industrial sites across Europe, for Shell this is an important part of our integrated offer to our customers”, said Anna Mascolo, Executive Vice President, Shell Low Carbon Solutions

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About Northern Lights

Northern Lights, owned in equal shares by TotalEnergies, Equinor and Shell, is developing the world’s first cross-border CO2 transport and storage infrastructure. Delivering CO2 transport and storage as a service, Northern Lights enables mitigation of industrial emissions that cannot be avoided and accelerates the decarbonisation of European industry. Drawing on experience from over 25 years of CO2 storage on the Norwegian Continental Shelf, Northern Lights is at the forefront of developing CCS technologies. The company will transport liquefied CO2 from capture sites to an onshore receiving terminal in western Norway, before transporting it by pipeline for permanent storage in a reservoir 2,600 metres under the seabed. CCS is a necessary climate solution to decarbonise industry and reduce or remove industrial CO2 emissions. www.norlights.com

About TotalEnergies and Carbon Storage

TotalEnergies’ focus is first to avoid emissions and then to reduce them by developing and deploying a systematic approach, asset-by-asset, to implement the best available technologies. For residual emissions, the Company is developing industrial projects for carbon storage. Backed by core competencies in large-scale project management, gas processing and geosciences, TotalEnergies is on track to enable significant decarbonization of European businesses through projects such as Northern Lights in Norway, Aramis in the Netherlands and Bifrost in Denmark.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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